SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Sequa Corporation

(Name of Issuer)

Class B Common Stock, no par value

(Title of Class of Securities)

81732 020

(CUSIP Number)

Joel I. Frank, Esq.

Hartman & Craven LLP

488 Madison Avenue

New York, NY  10022

(212) 753-7500

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

April 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /__/.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 81732 020

1)         NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

July 13, 2005

2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)      (a) X

                                                                                    (b)__

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                    00

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

New York

               NUMBER OF                         7)      SOLE VOTING POWER

               SHARES                                          0

               BENEFICIALLY                     8)      SHARED VOTING POWER

               OWNED BY                                    125,492

               EACH                                      9)      SOLE DISPOSITIVE POWER

               REPORTING                                   0

               PERSON WITH                      10)    SHARED DISPOSITIVE POWER

                                                                        125,492

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,492

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    3.8 (1)

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        OO

                  (1)  Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

SCHEDULE 13D

CUSIP No. 81732 020

1)         NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd

July 13, 2005

2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)      (a) X

                                                                                    (b)__

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

New York

               NUMBER OF                         7)      SOLE VOTING POWER

               SHARES                                          0

               BENEFICIALLY                     8)      SHARED VOTING POWER

               OWNED BY                                    57,702

               EACH                                      9)      SOLE DISPOSITIVE POWER

               REPORTING                                   0

               PERSON WITH                      10)    SHARED DISPOSITIVE POWER

                                                                        57,702

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,702

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    1.7 (1)

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                        OO

                  (1)  Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

SCHEDULE 13D

CUSIP No. 81732 020

1)         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Gail Binderman

2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

                                                INSTRUCTIONS)      (a) X

(b)__

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

United States

               NUMBER OF                         7)      SOLE VOTING POWER

               SHARES                                          0

               BENEFICIALLY                     8)      SHARED VOTING POWER

               OWNED BY                                    183,194

               EACH                                      9)      SOLE DISPOSITIVE POWER

               REPORTING                                   0

               PERSON WITH                      10)    SHARED DISPOSITIVE POWER

                                                                        183,194

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,194

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5 (1)

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

                  (1)  Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.
SCHEDULE 13D

CUSIP No. 81732 020

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Mark Alexander

2)                                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)        (a) X

                                                                                    (b)___

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

United States

               NUMBER OF                         7)      SOLE VOTING POWER

               SHARES                                          0

               BENEFICIALLY                     8)      SHARED VOTING POWER

               OWNED BY                                    183,194

               EACH                                      9)      SOLE DISPOSITIVE POWER

               REPORTING                                   0

               PERSON WITH                      10)    SHARED DISPOSITIVE POWER

                                                                        183,194

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,194

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.5 (1)

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

                  (1)  Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.
SCHEDULE 13D

CUSIP No. 81732 010

1)         NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Sharon Zoffness

2)                                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)        (a) X

                                                                                    (b)___

3)         SEC USE ONLY

4)         SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)         CITIZENSHIP OR PLACE OF ORGANIZATION

United States

               NUMBER OF                         7)      SOLE VOTING POWER

               SHARES                                          0

               BENEFICIALLY                     8)      SHARED VOTING POWER

               OWNED BY                                    183,194

               EACH                                      9)      SOLE DISPOSITIVE POWER

               REPORTING                                   0

               PERSON WITH                      10)    SHARED DISPOSITIVE POWER

                                                                        183,194

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,194

12)       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.5 (1)

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN

                  (1)  Based on 3,317,772 shares outstanding at April 28, 2006, as disclosed by the Issuer in its Form 10-Q for the quarter ended March 31, 2006.

Item 1. Security and Issuer.

This Statement relates to the Class B common stock, no par value (the "Class B Stock"), of Sequa Corporation (the "Company"). The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2. Identity and Background.

(a)-(c) This Statement is filed by (i) Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005, a trust established under the laws of the State of New York (the "July 2005 Trust"), (ii) Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd July 13, 2005, a trust established under the laws of the State of New York (the "Second July 2005 Trust"), and Gail Binderman ("Binderman"), Mark Alexander ("Alexander") and Sharon Zoffness ("Zoffness" and collectively with Binderman and Alexander the "Trustees"). The Trustees are the trustees of each of the July 2005 Trust and the Second July 2005 Trust.

The principal business of each of the July 2005 Trust and the Second July 2005 Trust is to hold certain property for the benefit of Norman E. Alexander, his wife and his estate and/or issue.  Each of the July 2005 Trust and the Second July 2005 Trust has a principal place of business and principal office at c/o Hartman & Craven LLP, 488 Madison Avenue, New York, New York.

Binderman is employed as Strategic Development Liasion and Investment Officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York. Alexander is a self-employed physician. Zoffness is a homemaker. Each of the Trustees is a United States citizen and has a business address at c/o Hartman & Craven LLP, 488 Madison Avenue, New York, New York. The Trustees are the children of Norman E. Alexander.

(d)-(e) None of the July 2005 Trust, the Second July 2005 Trust or any of the Trustees has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

On July 13, 2005 each of the July 2005 Trust and the Second July 2005 Trust was formed and Binderman, Alexander and Zoffness were named as the trustees thereof. Norman E. Alexander granted (i) 57,702 shares of Class B Stock to the Second July 2005 Trust on the formation date of the Second July 2005 Trust and (ii)  125,385 shares of Class A common stock, no par value, of the Company (the “Class A Stock”) to the July 2005 Trust.  On April 27, 2006, the July 2005 Trust exchanged such 125,385 shares of Class A Stock for 125,492 shares of Class B Stock owned by Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd April 13, 2004, a trust established under the laws of the State of New York (the “April 2004 Trust.

Item 4. Purpose of Transaction.

(a)- (j) The shares of Class B Stock owned by each of the July 2005 Trust and the Second July 2005 Trust are held for investment purposes.

Except as described in this Item 4, neither the July 2005 Trust, the Second July 2005 Trust nor the Trustees have any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Each of the July 2005 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 125,492 shares, or 3.8% of the shares, of Class B Stock outstanding as of April 28, 2006. Each of the Second July 2005 Trust and the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 57,702 shares, or 1.7% of the shares, of Class B Stock outstanding as of April 28, 2006.  Aggregating the holdings of the July 2005 Trust and the Second July 2005 Trust, each of the Trustees beneficially owns (as defined by Rule 13d-3 under the Act) 183,194 shares, or 5.5% of the shares, of Class B Stock outstanding as of April 28, 2006.

(b) Each of the July 2005 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 125,492 shares of Class B Stock. Each of the Second July 2005 Trust and the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 57,702 shares of Class B Stock. Aggregating the holdings of the July 2005 Trust and the Second Juky 2005 Trust, each of the Trustees has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of  183,194 shares of Class B Stock.

(c) Except for the acquisition of 125,492 shares of Class B Stock on April 27, 2006, none of the July 2005 Trust, the Second July 2005 Trust and the Trustees effected any transaction in the Class B Stock during the past sixty days.  See “Item 3.”

(d) The beneficiaries of each of the July 2005 Trust and the Second July 2005 Trust are entitled to receive dividends or proceeds from the sale of shares of Class B Stock by the July 2005 Trust and the Second July 2005 Trust ..  Norman E. Alexander, who owns more than 5% of the shares of Class B Stock, his wife, and his estate and/or issue are  beneficiaries of the July 2005 Trust and the Second July 2005 Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Norman E. Alexander formed the (i) July 2005 Trust and contributed 125,385 shares of Class A Stock of the Company thereto and (ii) Second July 2005 Trust and contributed 57,702 shares of Class B Stock of the Company thereto. Binderman, Alexander and Zoffness were named as the trustees of each of the July 2005 Trust and the Second July 2005 Trust and, as such, each of such individuals has shared voting power and investment power over the shares of Class B Stock held by the July 2005 Trust and the Second July Trust, respectively.  Norman E. Alexander, his wife, and his estate and/or issue are beneficiaries of the July 2005 Trust. And the Second July 2005 Trust  Pursuant to a letter agreement dated April 27, 2006, the July 2005 Trust acquired 125,492 shares of Class B Stock from the April 2004 Trust for 125,385 shares of Class A Stock.

Item 7. Material To Be Filed As Exhibits.

Exhibit 1           Indenture dated July 13, 2005.

Exhibit 2           Indenture dated July 13, 2005.

Exhibit 3           Letter dated April 27, 2006 from the grantor retained annuity trust know as                               “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd                               April 13, 2004 to the grantor tetained annuity trust known as “Gail                                                         Binderman, Mark Alexander and Shareon Zoffness as Trustees u/i dtd July 13,                          2005.”

Exhibit 4           Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

Gail Binderman, Mark Alexander and Sharon

Zoffness as Trustees u/i dtd July 13, 2005

By:       /s/ Gail Binderman

-------------------------

Gail Binderman

Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

Gail Binderman, Mark Alexander and Sharon

Zoffness as Trustees u/i dtd July 13, 2005

By:       /s/ Gail Binderman

-------------------------

Gail Binderman

Trustee

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                            /s/ Gail Binderman

                                                            -------------------------

                                                            Gail Binderman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                            /s/ Mark Alexander

                                                            -------------------------

                                                            Mark Alexander

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2006

                                                            /s/ Sharon Zoffness

                                                            -------------------------

                                                            Sharon Zoffness

EXHIBIT INDEX

Exhibit 1           Indenture dated July 13, 2005.

Exhibit 2           Indenture dated July 13, 2005.

Exhibit 3           Letter dated April 27, 2006 from the grantor retained annuity trust know as                               “Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i dtd                               April 13, 2004 to the grantor retained annuity trust known as “Gail                                                        Binderman, Mark Alexander and Shareon Zoffness as Trustees u/i dtd July 13,                          2005.

Exhibit 4           Joint Filing Agreement.